UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-31136

CUSIP NUMBER
23243X106

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: ___________________________________
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cyber Defense Systems, Inc.

Full Name of Registrant

Former Name if Applicable

10460 Roosevelt Boulevard, Suite 187

Address of Principal Executive Office (Street and Number)

St. Petersburg, Florida 33716

City, State and Zip Code

PART II— RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form D N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule l2b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, l0-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-KSB within the prescribed period due without unreasonable effort or expense due to ministerial difficulties. The Company expects to file its Annual Report on Form 10-KSB on or before the 15th calendar day following the date on which the report was due.

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(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Arthur S. Marcus, Esq.	(212)	752-9700
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒   No ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the  reasons why a reasonable estimate of the results cannot be made.

The Company expects its net loss for the fiscal year ended December 31, 2007 to be approximately $21,384,000, as compared to a loss of $22,039,817 for the fiscal year ended December 31, 2006. This change is due primarily to its inability to secure revenue from the sale of its products based on inadequate working capital to build such products. The fiscal year ended December 31, 2007 reflects an estimated derivative valuation loss of approximately $15,835,000, an increase in said loss of approximately $16,870,000, when compared to a derivative valuation gain of $1,035,118 for the fiscal year ended December 31, 2006. In addition, the fiscal year ended December 31, 2007 reflects a decreases in income tax benefit of approximately $217,000 when compared to the fiscal year ended December 31, 2006. In addition, there were $2,850,000 in general and administrative expenses for the 2007 period, a decrease of approximately $2,396,000 from the $5,246,000 for the same period in 2006, due principally to reduction of payroll and related operating expenses inasmuch as the Company did not have adequate working capital to build its products to generate revenue from operations. In addition, interest expense in the fiscal year ended December 31, 2007 of approximately $2,358,000 was lower than the $3,193,247 reported for its fiscal year ended December 31, 2006 due to levels of debt and the amortization of the discount related to the beneficial conversion features of certain debt during the fiscal year ended December 31, 2007, which has been recorded as additional interest.

The current period's figures are preliminary and are subject to further review and adjustment, the results of which could be material.

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Cyber Defense Systems, Inc.
__________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2008	By:	/s/ William C. Robinson
William C. Robinson
Chairman, CEO and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232. 13(b) of this chapter).

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